Exhibit 99.1

GSMA SIP Trials Led By TeliaSonera Proved Video Share Interoperability

BARCELONA, Spain--(BUSINESS WIRE)--Feb. 12, 2007--TeliaSonera (STO:TLSN) (LSE:TEE) (HEX:TLS1V) has led the GSM Association's SIP Trial work with the participation of other key players in the industry. Continuing trials are paving the way for advanced SIP/IMS services to function smoothly across networks, terminals, platforms and national boundaries right from launch. Video Share is the latest example of services where interoperability has been demonstrated.

Video share service enables the participant in a voice call to send live video of what they are looking at to the other participant. Video share is expected to become a very popular service used to exchange everything from live holiday greetings to other footage of free-time activities and also more business-oriented uses, for example sending video of an item for sale.

The GSMA's programme of interoperability trials was established to ensure that end users will be able to enjoy easy-to-access and easy-to-use next generation multimedia services, with a fully reliable service experience.

The tests make use of a technology called IP Multimedia Subsystems (IMS), to allow users to share video streams across the fixed and mobile networks in a fast and efficient way. IMS, which uses the Session Initiation Protocol (SIP) to initiate and manage connections, is a network architecture that many operators plan to use to deliver new services such as instant messaging, push-to-talk, videotelephony and multiplayer games to mobile users.

Demos at 3GSM World Congress Video share service interoperability will be demonstrated by the GSMA at the 3GSM World Congress. The demonstration will showcase the most comprehensive real-time simultaneous video and voice communications between a variety of mobile clients and in a number of contexts - mobile phone to mobile phone and mobile phone to laptop - all demonstrated using different networks.

Date: Tuesday 13th February and Wednesday 14th February 2007 Time: 10:00 - 11:00 (both days) Location: the free demonstration area in Hall 7 at the 3GSM World Congress, Barcelona

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175

(http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=378711&fn=wkr0001.pdf)

This information was brought to you by Waymaker http://www.waymaker.net

CONTACT: TeliaSonera Finland
Antti Pellinen, Director, Business Development
+358 40-547 70 44
or
Timo Saxen, Director, External Communications
+358 40-078 79 48